LLC MEMBERSHIP INTEREST SUBSCRIPTION AGREEMENT OF KINDRED SPIRITS NASHVILLE, LLC

This LLC Membership Interest Subscription Agreement of Kindred Spirits Nashville, LLC (the "Agreement") is entered into effective as of [EFFECTIVE DATE], by and among Kindred Spirits Nashville, LLC ("Company"), a Tennessee limited liability company, whose address is 4331 Setter Rd., Nashville, TN 37218, and [INVESTOR NAME] ("Member").

1. **Background**. The Member understands that Kindred Spirits Nashville, LLC, a Tennessee limited liability company, is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and nonaccredited investors up to 26,823.00 units of its Class D Membership Units, (each a "Unit" and, collectively, the "Units") at a purchase price of $18.6404 per Unit (the "Purchase Price"). The term "Capital Investiture" shall mean the total number of Units purchased multiplied by the Purchase Price. The minimum amount or target amount to be raised in the Offering is $50,012.19 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $499,991.45 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. **Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com**.

2. **Subscription**. Subject to the terms of this Agreement and the Form C and related Offering Statement, the Member hereby subscribes to purchase the number of Units equal to the quotient of the Member's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when both (i) this Agreement is countersigned on the Company's behalf, and (ii) the Member and Company have executed the "Joinder Agreement" (as defined below). No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. **Membership Subject to Operating Agreement**. The Membership Interests in and to Company being issued by Company to Member shall be subject to all of the covenants, terms and conditions of that certain Amended and Restated Operating Agreement of Kindred Spirits Nashville, LLC, dated February 2, 2020 ("Amended & Restated Operating Agreement") as subsequently amended (the "Amendments") (the Amended & Restated Operating Agreement and the Amendments are collectively referred to as the "Operating Agreement") as though Member were an original party of the Operating Agreement, and shall be further subject to the execution (by Member and Company) of a so-called "joinder agreement" to such Operating Agreement (the "Joinder Agreement"). ***For the***

avoidance of doubt, Member shall not acquire the Units or Membership Interests described above unless and until the Joinder Agreement is fully executed by all parties to such Joinder Agreement and all conditions precedent of such Joinder Agreement have been completely fulfilled.

4. **<u>NON-REGISTERED SECURITIES</u>. THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.**

5. **<u>Closing</u>**.

(a) Closing. Subject to this Section 5(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline (as defined herein), the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the Company shall have filed the certificate of designation of the Company in substantially the form attached as an exhibit to the Form C with the Secretary of State of the State of Tennessee; and

(iv) the representations and warranties of the Company contained in Section 9 hereof and of the Member contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

6. **<u>Termination of the Offering; Other Offerings</u>**. The Member acknowledges and agrees that the Company may terminate the Offering at any time and for any reason, at the sole and absolute

discretion of the Company. The Member further acknowledges and agrees that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering. The Member further acknowledges and agrees that the Company's decision to terminate the Offering shall not result in any liability to Company (and the Member shall have no claim, whether known or unknown, and whether under contract, tort, the Securities Act, or otherwise against Company or its officers, directors, or members) of any kind nature or description.

7. **Representations**. The Member represents and warrants to the Company and the Company's agents as follows:

(a) The Member understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Member can bear the economic risk of this investment and can afford a complete loss thereof without a change in the Member's lifestyle; the Member has sufficient liquid assets to pay the full purchase price for the Units; and the Member has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Member's investment in the Company.

(b) The Member acknowledges that at no time has it been expressly or implicitly suggested, represented, guaranteed or warranted to the Member by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the Member has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The Member has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Member has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e) The Member confirms that it is not relying and will not rely on any communication (written, oral or otherwise) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is acknowledged and agreed that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Member in deciding to invest in the Units. The Member acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Member's authority or suitability to invest in the Units.

(f) The Member is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The

Member has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g) The Member acknowledges and agrees that, unless the Member notifies the Company in writing to the contrary at or before the Closing, each of the Member's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Member. If Member notifies the Company in writing of any change in the status of each of Member's representations and warranties, Company retains the right to immediately terminate this Agreement and all obligations hereunder.

(h) The Member acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and WeFunder shall refund any previously paid subscription price of the Units, without interest thereon, to the Member or the applicable investors pursuant to Wefunder's terms of service or other agreement with Member and/or such applicable investors. The parties agree that Company shall have no liability or responsibility with respect to any such refund.

(i) The Member understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Member has up to 48 hours before the earlier of (A) the Closing Date, or (B) the campaign end date to cancel the purchase and get a full refund.

(k) The Member confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the Member regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Member is not relying on the advice or recommendations of the Company and the Member has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the Member.

(l) The Member has such knowledge, skill and experience in business, financial and investment matters that the Member is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the Member's own professional advisors, to the extent that the Member has deemed appropriate, the Member has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Member has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the Member is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m) The Member is acquiring the Units solely for the Member's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Member understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend

in part upon the investment intent of the Member and of the other representations made by the Member in this Agreement. The Member understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Member to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Member acknowledges and agrees that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Member may dispose of the Units only pursuant to the terms and conditions and limitations on transfers as stated in the Operating Agreement and further subject to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Member understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the Member understands that the Member must bear the economic risks of the investment in the Units for an indefinite period of time. The Member specifically acknowledges and agrees that the Operating Agreement limits the circumstances in which the Member would be permitted to sell, transfer or otherwise dispose of the Units, and that all such limitations are fully binding upon the Member. The Member acknowledges that the Member has fully reviewed the Operating Agreement, including, without limitation, the limitations and restrictions on the sale or transfer of the Units therein.

(o) The Member agrees that the Member will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and as further limited by the Operating Agreement.

(p) If the Member is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Member hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Member's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Member's jurisdiction.

(q) Member has the right and authority to enter into this agreement, and Member is not a party to any other agreement with any third party which conflicts with the terms and conditions of this Agreement.

(r) Member hereby represents that Member is acquiring the Membership Interests for Member's own account, as principal, for investment, that Member does not intend to divide its participation with others, and that Member is not acquiring the Membership Interest with a view to the resale or direct or indirect distribution of such Membership Interests or any interest therein.

(s) Member has carefully reviewed the risks of, and other considerations relating to, investment in Company.

(t) Member understands that investment in Company is illiquid; that Member has adequate means of providing for Member's current needs and personal contingencies; and that Member has no need for liquidity in this investment.

(u) The terms, conditions, representations and warranties in this Paragraph 7 are of the essence of this Agreement.

8. **HIGH RISK INVESTMENT**. **THE MEMBER UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The Member acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Member are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) ***the Member has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment***.

9. **Non-Disclosure**. The parties agree that this Agreement and all terms and conditions hereof shall be confidential and shall not be discussed with, or otherwise disclosed to, any other person, firm or entity, without the prior written consent of Company. Additionally, any and all information of or pertaining to the Company shall be deemed confidential and shall not be discussed with, or otherwise disclosed to, any other person, firm or entity, without the prior written consent of Company. Member may, however discuss and disclose the foregoing with Member's attorney and certified public accountant. The terms and conditions of this Paragraph shall be of the essence of this Agreement.

10. **Indemnification**. The Member agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees, court costs, expert witness fees and other legal costs) that they, or any of them, may incur by reason of the Member's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Member's breach of any of the Member's representations and warranties contained herein.

11. **Market Stand-Off**. Without limiting the restrictions and limitations on the sale or transfer of the Units as set forth in the Operating Agreement, if so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Member (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by

the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). Without limiting the restrictions and limitations on the sale or transfer of the Units as set forth in the Operating Agreement, the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. **Capital Account**. Member's capital account with Company shall be credited with the amount of the Capital Investiture pursuant to the terms and conditions of the Operating Agreement.

13. **Notices**. All notices given under this Agreement by any party to the other shall be transmitted in writing by United States registered or certified mail, return receipt requested and postage prepaid, by recognized currier (e.g., Federal Express or UPS), to the parties' respective addresses set forth below or to such other address as a party shall designate by notice to the other. A courtesy copy of any notice to Company will be sent to: R. Landon Dirickson, Esq., Dirickson Law, PLLC, PO Box 90867, Nashville, TN 37209; provided that no inadvertent failure to do so shall impair the validity of the notice. All notices shall be deemed given upon the date of deposit thereof in the United States Mail with the exception of notices of change of address, which shall be deemed given only upon actual receipt by the intended recipient.

14. **Notification of Changes**. The Member hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Member contained in this Subscription Agreement to be false or incorrect.

15. **Miscellaneous**. This Agreement contains the entire understanding of the parties relating to the subject matter hereof and will be governed by the laws of the State of Tennessee, without regard to Tennessee's conflicts of law rules. The parties hereto hereby irrevocably consent to the personal jurisdiction of the state and federal courts located in Davidson County, State of Tennessee, and further agree to bring all claims or actions arising under or in connection with this Agreement solely within such courts. Any service of process may be served upon the parties by any method provided under Tennessee law or by, without limitation, delivering, or mailing the same by certified mail or recognized courier (e.g., without limitation, Federal Express or UPS) to such parties last known address. As a condition precedent to any assertion by any party that another party is in breach of this Agreement, the non-breaching party shall advise the breaching party in writing specifying any such alleged breach, and the breaching party shall be allowed a period of thirty (30) days after the date of such written notice within which to cure such alleged breach (except for failure by Member to timely pay the Capital Investiture, for which there shall be no cure period). No modification, amendment, waiver, discharge or termination of this Agreement will be binding upon the parties unless it is made by an instrument signed by all parties and an authorized signatory of Company. This Agreement shall be binding upon the parties hereto and their respective affiliates, assigns, heirs and beneficiaries. If any term or provision of this Agreement shall be determined to be illegal or unenforceable, all other terms and provisions of this Agreement shall nevertheless remain effective and shall be enforced to the fullest extent permitted by applicable law. The paragraph headings are included solely for the convenience of the parties and shall not be deemed to describe, limit, modify or in any way affect the scope or interpretation of the paragraph themselves. For purposes of contractual interpretation, this Agreement shall be deemed the joint product of all parties hereto and no provision or term hereof shall be construed against any party hereto as the drafter, and the parties hereby unconditionally waive such defense or claim regarding this Agreement.

16. **Counterparts**. This Agreement may be executed in multiple counterparts with the same effect as if the signatories executing the several counterparts had executed a single document, and all such executed counterparts shall together constitute one and the same instrument. Signatures submitted by facsimile and/or electronically in pdf (including, but not limited to, DocuSign) or other format shall be accepted as originals. The original of this document, including any and all signature page(s), may be scanned and stored in a computer database or other electronic format and the original destroyed, and any printout or other output readable by human sight, the reproduction of which accurately reproduces the original of this document, may be used for any purpose as if it were the original, including proof of the content of the original writing.

17. Waiver of Jury Trial. THE MEMBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. INDEPENDENT COUNSEL. THE PARTIES HEREBY ACKNOWLEDGE THAT THE LAW FIRM OF DIRICKSON LAW, PLLC HAS ONLY REPRESENTED THE COMPANY IN THIS MATTER. THE MEMBER FURTHER ACKNOWLEDGES THAT NEITHER DIRICKSON LAW, NOR R. LANDON DIRICKSON, ESQ., HAVE REPRESENTED OR ADVISED THE MEMBER WITH RESPECT TO THE NEGOTIATION, LEGAL MEANING AND EFFECT OF THIS AGREEMENT. THE MEMBER FURTHER ACKNOWLEDGES THAT THE MEMBER HAS BEEN ADVISED AND ENCOURAGED TO SEEK INDEPENDENT LEGAL COUNSEL OF THE MEMBER'S OWN CHOOSING TO REPRESENT AND ADVISE THE MEMBER WITH RESPECT TO THE NEGOTIATION, LEGAL MEANING AND EFFECT OF THIS AGREEMENT, AND THE MEMBER HAS EITHER BEEN SO REPRESENTED OR HAS KNOWINGLY AND VOLUNTARILY WAIVED SUCH RIGHT AND ALL CLAIMS BASED THEREON.

19. Binding Nature. MEMBER ACKNOWLEDGES AND AGREES THAT THE TERMS AND CONDITIONS OF THIS AGREEMENT SHALL BE BINDING UPON EACH AND EVERY OWNER OF SECURITIES OR OTHER OWNERSHIP INTEREST IN AND TO THE LEGAL ENTITY COMPRISING MEMBER.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Kindred Spirits Nashville, LLC Dba Withco

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

JOINDER AGREEMENT
TO AMENDED AND RESTATED OPERATING AGREEMENT OF
KINDRED SPIRITS NASHVILLE, LLC

THIS JOINDER AGREEMENT TO AMENDED AND RESTATED OPERATING AGREEMENT OF KINDRED SPIRTS NASHVILLE, LLC (this "Agreement") is made and entered into effective as of [DATE]______, by and among Kindred Spirits Nashville, LLC ("Company"), a Tennessee limited liability company, whose address is 4331 Setter Road, Nashville, TN 37218 and the undersigned [INVESTOR NAME]__ ("New Member"), (all of the foregoing sometimes being referred to hereinafter collectively as the "parties").

1. Reference is hereby made to that certain Amended And Restated Operating Agreement of Kindred Spirits Nashville, LLC by and among the Company and the members of the Company having an effective date of February 2, 2020, as the same may be further amended from time to time (the "Limited Liability Company Agreement"). The parties hereby acknowledge and agree that New Member will, upon the full execution of this Agreement, become a party to the Limited Liability Company Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Limited Liability Company Agreement as though an original party thereto, and New Member shall have the number of units of Class D Membership as set forth in that certain LLC Membership Subscription Agreement of Kindred Spirits Nashville, LLC dated [DATE]________ (the Subscription Agreement"), entered into by and between New Member and Company. **NEW MEMBER ACKNOLWEDGES AND AGREES THAT CLASS D MEMBERSHIP UNITS HAVE NO VOTING OR MANAGEMENT RIGHTS IN AND TO THE COMPANY**.

2. The parties agree that both, the full execution of the Subscription Agreement, and the delivery to Company by New Member of the Capital Investiture set forth in such Subscription Agreement, are conditions precedent to this Agreement becoming effective, and in the event either of such conditions precedent are not fully satisfied, then this Agreement shall be void *ab initio*. Company, New Member and the Members hereby stipulate and agree that they have been afforded the opportunity to consider the transaction contemplated hereunder and by signing below have consented and agreed, subject to the terms and conditions hereof, to admit New Member as a Member of the Company. The parties agree that the foregoing provisions of this paragraph 2 are of the essence of this Agreement.

3. The parties agree that this Agreement and all terms and conditions hereof shall be confidential and shall not be discussed with, or otherwise disclosed to, any other person, firm or entity, without the prior written consent of Company. Additionally, any and all information of or pertaining to the Company shall be deemed confidential and shall not be discussed with, or otherwise disclosed to, any other person, firm or entity, without the prior written consent of Company. New Member may, however discuss and disclose the foregoing with New Member's attorney and certified public accountant. The foregoing provision shall be of the essence of this Agreement.

4. New Member hereby agrees, that, for so long as New Member retains any Membership Interest in Company, then New Member shall not participate (whether through any equity or other

ownership interest, consulting relationship, or otherwise) in a business, company or venture that competes with Company. The foregoing provision shall be of the essence of this Agreement.

5. This Agreement may be executed in multiple counterparts with the same effect as if the signatories executing the several counterparts had executed a single document, and all such executed counterparts shall together constitute one and the same instrument. Signatures submitted by facsimile and/or electronically in pdf (including, but not limited to, DocuSign) or other format shall be accepted as originals. The original of this document, including any and all signature page(s), may be scanned and stored in a computer database or other electronic format and the original destroyed, and any printout or other output readable by human sight, the reproduction of which accurately reproduces the original of this document, may be used for any purpose as if it were the original, including proof of the content of the original writing.

6. New Member represents and warrants that New Member has the right to enter into and fully perform this Agreement.

7. **THE PARTIES HEREBY ACKNOWLEDGE THAT THE LAW FIRM OF DIRICKSON LAW, PLLC HAS ONLY REPRESENTED THE COMPANY IN THIS MATTER. THE PARTIES FURTHER ACKNOWLEDGE THAT NEITHER DIRICKSON LAW, NOR ANY ATTORNEY OF DIRICKSON LAW, HAVE REPRESENTED OR ADVISED ANY PARTY OTHER THAN COMPANY WITH RESPECT TO THE NEGOTIATION, LEGAL MEANING AND EFFECT OF THIS AGREEMENT. THE PARTIES FURTHER ACKNOWLEDGE THAT THEY HAVE EACH BEEN ADVISED AND ENCOURAGED TO SEEK INDEPENDENT LEGAL COUNSEL OF THEIR OWN CHOOSING TO REPRESENT AND ADVISE EACH SUCH PARTY WITH RESPECT TO THE NEGOTIATION, LEGAL MEANING AND EFFECT OF THIS AGREEMENT, AND ALL SUCH PARTIES HAVE EITHER BEEN SO REPRESENTED OR HAVE KNOWINGLY AND VOLUNTARILY WAIVED SUCH RIGHT AND ALL CLAIMS BASED THEREON.**

8. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Limited Liability Company Agreement.

IN WITNESS WHEREOF, the undersigned Member has executed or caused this Agreement to be executed as of the day and year first written above.

COMPANY: Kindred Spirits Nashville, LLC

By: *Founder Signature*
An Authorized Signatory

NEW MEMBER:

By: *Investor Signature*

Print Name: [INVESTOR NAME]